SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  6)*

Navient Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63938C108

(CUSIP Number)

Canyon Partners, LLC

2000 Avenue of the Stars, 11th Floor

Los Angeles, CA 90067

(310) 272-1000

Attention: Jonathan M. Kaplan

with a copy to:

Alan J. Sinsheimer

C. Andrew Gerlach

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63938C108		SCHEDULE 13D/A

1	Name of Reporting Person Canyon Capital Advisors LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 22,052,176

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 22,052,176

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Person 22,052,176

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.6%

14	Type of Reporting Person IA

CUSIP No. 63938C108		SCHEDULE 13D/A

1	Name of Reporting Person Mitchell R. Julis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-

	8	Shared Voting Power 22,052,176

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 22,052,176

11	Aggregate Amount Beneficially Owned by Each Person 22,052,176

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.6%

14	Type of Reporting Person IN

CUSIP No. 63938C108		SCHEDULE 13D/A

1	Name of Reporting Person Joshua S. Friedman

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-

	8	Shared Voting Power 22,052,176

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 22,052,176

11	Aggregate Amount Beneficially Owned by Each Person 22,052,176

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.6%

14	Type of Reporting Person IN

CUSIP No. 63938C108	SCHEDULE 13D/A

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned on April 4, 2018, as amended prior to the date of Amendment No. 6 (as so amended, the “Original Schedule 13D”). This Amendment No. 6 amends the Original Schedule 13D as specifically set forth herein (as so amended, the “Schedule 13D”).

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons.  The percentage reported in this Schedule 13D is calculated based upon 230,000,000 shares of Common Stock outstanding as of June 30, 2019, as disclosed in the Issuer’s financial press release filed with its Form 8-K on July 23, 2019.

Item 5(c) of the Original Schedule 13D is hereby amended and restated as follows:

(c)

Except as set forth on Schedule A attached hereto, there have been no transactions in the shares of Common Stock effected during the 60 days on or prior to the date of this Amendment No. 6 by any of the Reporting Persons.

CUSIP No. 63938C108	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 25, 2019

CANYON CAPITAL ADVISORS LLC

/s/ Doug Anderson
Name:	Doug Anderson
Title:	Chief Compliance Officer

/s/ Mitchell R. Julis
MITCHELL R. JULIS

/s/ Joshua S. Friedman
JOSHUA S. FRIEDMAN

CUSIP No. 63938C108	SCHEDULE 13D/A

SCHEDULE A

Transactions in the Common Stock of the Issuer During the Last 60 Days

The following table sets forth all the transactions in the Common Stock effected during the 60 days on or prior to the date of Amendment No. 6 by the Reporting Persons.

Trade Date	Shares Sold	Price per Share ($)
7/24/2019	3,500,000	$14.95	(1)
7/24/2019	97,304	$15.30	(2)

(1)  Effected in a block trade through a dealer.  Price per Share is net of dealer’s discount.

(2)  Effected through an alternative trading system.  Price per Share reflects the weighted average sale price. Actual sale prices ranged from $15.08 to $15.44. The Reporting Persons will provide, upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price.